Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Towerstream Corporation on Form S-3 of our report dated March 18, 2013, with respect to our audits of the consolidated financial statements of Towerstream Corporation and Subsidiaries as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and our report dated March 18, 2013 with respect to our audit of the effectiveness of internal control over financial reporting of Towerstream Corporation as of December 31, 2012 appearing in the Annual Report on Form 10-K of Towerstream Corporation for the year ended December 31, 2012. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

March 26, 2013